Exhibit 4.5

STATE NATIONAL BANCSHARES, INC.

AMENDMENTS TO DIRECTOR FEE STOCK PLAN

December 30, 2005

On December 30, 2005, the Board of Directors of State National Bancshares, Inc., a Texas corporation (the “Corporation”), adopted the following amendments to the Corporation’s Director Fee Stock Plan dated July 13, 1999 (the “Director Plan”).

1.             Section 1.08 of the Director Plan is amended to read in its entirety as follows:

“1.08        “Fair Market Value” of the Common Stock shall mean:

(a)           If the Common Stock is listed or admitted to unlisted trading privileges on any national or regional securities exchange or sales prices for such shares in the over-the-counter market are reported by the National Association of Securities Dealers, Inc. Automated Quotations, Inc. (“NASDAQ”) National Market System at the date of determining the Fair Market Value, the weighted average of the means between the highest and lowest sales on the date in question and the nine trading days preceding the date in question; or

(b)           If the Common Stock is not listed or admitted to unlisted trading privileges as provided in Section 1.08(a) and sales prices for such shares shall not be reported by the NASDAQ National Market System as provided in Section 1.08(a), and bid and asked prices therefor in the over-the-counter market shall be reported by NASDAQ (or, if not so reported, by the National Quotation Bureau Incorporated) at the date of determining the Fair Market Value, the weighted average of the means between the bid and asked prices on date in question and the nine trading days preceding the date in question; and

(c)           If the Common Stock is not listed or admitted to unlisted trading privileges as provided in Section 1.08(a) and sales prices or bid and asked prices for such shares is not reported by NASDAQ (or the National Quotation Bureau Incorporated) as provided in Section 1.08(a) or Section 1.08(b) at the date of determining the Fair Market Value, the value determined in good faith by the Board of Directors.”

2.             Section 3.03 of the Director Plan is amended to read in its entirety as follows:

“3.03       Deemed Election.  Should an election form not be returned to the Administrative Committee on time, the election made in the previous year will be deemed to be the election made for the year in which no timely election was made.”

3.             Section 4 of the Director Plan is amended to read in its entirety as follows:

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“SECTION 4:  PAYMENT OF DIRECTOR FEES

4.01         Payment of Fees.  Should a Director elect to receive his or her Director Fees in cash, payment shall be made monthly.  Should a Director elect to receive his or her Director Fees in Common Stock, the shares of Common Stock shall be issued annually each January for fees payable for the immediately preceding calendar year.

4.02         Fractional Shares.  There shall be no fractional shares of Common Stock issued.  Upon calculation, pursuant to Section 4.03, of the number of shares to which a Director shall be entitled, if a fractional amount of shares result, cash in lieu of such fractional shares shall be paid to the Director.

4.03         Calculation of Number of Shares Issued.  The number of shares to be issued shall be calculated by dividing the amount of the Director Fees payable for such year by the Fair Market Value of the Common Stock on the last trading day of the year preceding the year for which the Director Fees are being paid.”

4.             The first paragraph of Section 5.01 of the Director Plan is amended to read in its entirety as follows:

“5.01       Restriction Legends.  Common Stock certificates, when issued, may have the following legend, or statements or other applicable restrictions, endorsed on them, and may not be immediately transferable:”